acom

ACOM CO., LTD.
1-1, Marunouchi 2-chome,
Chiyoda-ku, Tokyo 100-8307 JAPAN

February20, 2007

File No. 82-4121
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re: ACOM CO., LTD. - Rule12g3-2(b)

Dear Sir / Madam,

In order for us to comply with the requirements of Rule 12g3-2(b), we, ACOM CO., LTD. (the "Company"), enclose herewith Exhibits 1 through 3, as listed in the attached sheet, English translations of the documents which were submitted to the Tokyo Stock Exchange, Inc. (the "TSE") by the Company during the period from February 2005 to June 2006, pursuant to the Rules on Timely Disclosure of Corporate Information by Issuer of Listed Security and the Like of the TSE, which are the documents of the Company required to be furnished to the Securities and Exchange Commission in respect of such period under Rule 12g3-2(b).

We will continue to submit to you English versions, English translations, adequate summaries in English and/or brief descriptions in English of the published documents of the Company to the extent required under Rule 12g3-2(b).

Yours faithfully,

ACOM CO., LTD.

By S. Miyakawa
Name : Satoru Miyakawa
Title : Chief General Manager,
General Affairs Dept.

Attachment

List of material information made public in Japan from February 2005 to June 2006

	Date	Descriptions	Information provided to
Exhibit 1	February 25, 2005	Corporate Structure and Procedures Regarding Timely Disclosure of Corporate Information of ACOM CO., LTD. (Summary translation in English)	TSE
Exhibit 2	February 25, 2005	Written Oath Regarding Timely Disclosure (English translation)	TSE
Exhibit 3	June 23, 2006	Written Confirmation Regarding the Appropriateness and Accuracy of the Annual Securities Report (English translation)	TSE

[Summary Translation]

February 25, 2005

Corporate Structure and Procedures Regarding Timely Disclosure of Corporate Information of ACOM CO., LTD.

ACOM CO., LTD.
1-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo
(Securities code: 8572, 1st Section, Tokyo Stock Exchange, Inc.)

The corporate structure and procedures of ACOM CO., LTD. (the "Company") regarding the timely disclosure of corporate information are as follows:

Description

I. The Company's Basic Policies regarding the Disclosure of Corporate Information

The Company endeavors to manage its information in a strict manner under the following basic policies in accordance with the "Rules on Timely Disclosure of Corporate Information by Issuer of Listed Security and the Like" of the Tokyo Stock Exchange, Inc. (the "TSE") prescribed by the TSE.

Also, the Company discloses material facts to the public in accordance with the procedures prescribed in the "Insider Trading Regulations" established by the Company.

- Pursuant to the Securities and Exchange Law and relevant cabinet orders and ministerial ordinances, the Company "timely and appropriately" discloses "material facts regarding management, business or property of listing companies, etc." which "substantially affect the investment judgment of investors" to the public in accordance with the prescribed procedures of the TSE.

- Even if material facts are not subject to "timely disclosure of corporate information" as prescribed by the TSE, in view of the maintenance and improvement of the transparency of management and in order to respond to the shareholders' and investors' confidence, the Company "timely and appropriately" discloses material facts to the public in accordance with the prescribed procedures determined by the Company.

II. Corporate Structure regarding Disclosure of Corporate Information

1. Corporate Structure regarding Disclosure of Information on Settlement of Accounts (Chart)


Corporate Management Department
Preparation of materials
Related Departments and Divisions
Affiliated Companies
Collection of materials
Audit Corporation
Audit
Board of Auditors
Executive Officers' Meeting
Audit of necessary matters
Board of Directors
Chief General Manager of Investor Relations Office of Corporate Planning Department
General Affairs Department
Disclosure
Submission
TSE
Kanto Local Financial Bureau

2. Corporate Structure regarding Disclosure of Other Corporate Information


Occurrence of material facts
Directors, Auditors, advisors (*soudanyaku*), Chief General Managers, special counsels (*tokubetsu-komon*), counsels (*komon*) and affiliated companies notify the Chief General Manager of the General Affairs Department of any facts which have occurred.
Officers in charge
Chief General Manager of Corporate Planning Department
Chief General Manager of Public Relations Department
Chief General Manager of Corporate Management Department
Notification or consultation
Chief General Manager of General Affairs Department
Attorney-at-law
Consultation when necessary
Executive Officers' Meeting
Board of Auditors
Board of Directors
Chief General Manager of Investor Relations Office of Corporate Planning Department
Chief General Manager of Public Relations Department
Notification
Announcement
TSE
Press

(Reference)

Basic Explanation of the Organization of the Company

- The Board of Directors consists of a small number of directors (not more than twelve (12) directors) and reinforces prompt business decisions and a mutual monitoring system. An outside Director, under the relevant Japanese law, took office in June 2004.

  In principle, a meeting of the Board of Directors is held once a month and an extraordinary meeting of the Board of Directors is held occasionally when necessary.

- The Board of Auditors consists of not more than five (5) Auditors (more than half of which are outside Auditors) and receives reports concerning material matters regarding audits, and discusses and makes resolutions on such reports.

  In principle, a meeting of the Board of Auditors is held once a month and an extraordinary meeting of the Board of Auditors is held occasionally when necessary.

- The Executive Officers' Meeting consists of senior-level executive officers, discusses and determines or approves material matters concerning the management of the Company and affiliated companies, and in addition makes adjustments to material matters concerning the execution of business by each division and department of the Company.

  In principle, the Executive Officers' Meetings are held three (3) times a month and an extraordinary Executive Officers' Meeting is held occasionally when necessary.

- End of Document -

Written Oath Regarding Timely Disclosure

February 25, 2005

To: Mr. Takuo Tsurushima
President and Chief Executive Officer
Tokyo Stock Exchange, Inc.

ACOM CO., LTD. [Seal]
1-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo
(Code Num: 8572, 1st Section, Tokyo Stock Exchange, Inc.)

Name and Title of Representative:

[Signature] [Seal]
Shigeyoshi Kinoshita
President and Chief Executive Officer

ACOM CO., LTD., hereby fully acknowledges that timely and appropriate disclosure of corporate information to investors constitutes a basis for a sound securities market, and pledges to provide corporate information diligently to investors in a timely and appropriate manner, including working to enhance the corporate structure and procedures described in the attached document in order to conduct appropriately prompt, accurate, and fair disclosure of corporate information at all times considering the standpoint of investors.

Written Confirmation Regarding
the Appropriateness and Accuracy of the Annual Securities Report

June 23, 2006

To: Mr. Taizo Nishimuro
President and Chief Executive Officer
Tokyo Stock Exchange, Inc.

Address of Main Office:	1-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Company Name:	ACOM CO., LTD. [Seal]
	(Securities Code: 8572, 1st Section, Tokyo Stock Exchange, Inc.)
Name (Signature) and Title of Representative:	(Signature of Mr. Shigeyoshi Kinoshita) [Seal]
	President and Chief Executive Officer

I, Shigeyoshi Kinoshita, President and Chief Executive Officer of ACOM CO., LTD. (the "Company"), acknowledge that, as of the filing of the Annual Securities Report for the 29th business year (from April 1, 2005 to March 31, 2006) of the Company, there are no false statements in the relevant Annual Securities Report.

The reasons for such acknowledgement are as follows:

1. In the preparation of the Annual Securities Report, the Company has specified the division of work and departments in charge, and has established an appropriate system for the execution of the business.

2. With respect to the information described in the Annual Securities Report, the Company has confirmed that the sources of information and the process for description are clear and that the control function that prevents, discovers and corrects any errors that may occur in such process for description is working appropriately.

    (1) In the preparation of financial statements, such financial statements were prepared appropriately in accordance with the "Ministerial Ordinance

concerning Disclosure of Affairs, etc. of Corporations", the "Regulations Concerning Terminology, Forms and Method of Preparation of Consolidated Financial Statements", the "Regulations Concerning Terminology, Forms and Method of Preparation of Financial Statements, etc." and the "Cabinet Office Ordinance Concerning Arrangement of Accounting Method, etc. of Special Finance Companies", upon advice from the audit corporation.

(2) Material information on management and the status of the execution of the business are appropriately discussed and reported at a meeting of the Board of Directors, which is held once a month in principle, and the Executive Officers Meetings, which are held three (3) times a month in principle.

(3) Information on management, the financial position and the financial results of the consolidated subsidiaries are appropriately discussed and reported at a meeting of the Affiliated Companies Coordination Board, which is held once a month in principle.

(4) The Internal Audit Department is the department in charge of internal audits, examining whether internal controls and internal management are conducted appropriately in accordance with laws, regulations and internal rules, etc., and examining the appropriateness and the effectiveness of the internal management system. Also, a report system to the management has been established, and upon receiving suggestions for improvements and corrections of problems, an internal management system has been established, as deemed necessary.

(5) Auditors cooperate with the audit corporation and the department which is in charge of internal audits and are correctly aware of the actual management situation, and confirm the status of the arrangements of the internal control system.

(6) There are no material matters that were pointed out regarding the contents of the Annual Securities Report in the results of the audit conducted by the Auditors and the audit corporation.

- End of Document -

END